UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Zivo Bioscience, Inc.

(Name of Issuer)

Common stock, $0.001 par value

(Title of Class of Securities)

98978N 101

(CUSIP Number)

Laith Yaldoo

c/o HEP Investments LLC

2804 Orchard Lake Rd., Suite 205, Keego Harbor, MI 48302

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d- 7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98978N 101

1.	NAME OF REPORTING PERSONS HEP Investments LLC I.R.S. IDENTIFICATION NO OF ABOVE PERSON (Entities Only) 45-3135062
2.	CHECK THE APPROPRIATE BOX IF A MEMMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO [Other]
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITEZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 104,147,636
	8.	SHARED VOTING POWER 117,625,543
	9.	SOLE DISPOSITIVE POWER 104,147,636
	10.	SHARED DISPOSITIVE POWER 117,625,543
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,773,179
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.95%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 98978N 101

1.	NAMES OF REPORTING PERSONS Laith Yaldoo I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF [Affiliate]
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 104,147,636
	8.	SHARED VOTING POWER 117,625,543
	9.	SOLE DISPOSITIVE POWER 104,147,636
	10.	SHARED DISPOSITIVE POWER 117,625,543
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,773,179
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.95%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value (the “Common Stock”), of Zivo Bioscience, Inc., a Nevada corporation (the “Company” or the “Issuer”). The Company’s principal executive offices are located at 2804 Orchard Lake Rd., Suite 202, Keego Harbor, MI 48302.

Item 2. Identity and Background

(a), (b), (c) and (f). This Statement is being filed by HEP Investments LLC, a Michigan limited liability company (“HEP Investments”) and Laith Yaldoo (“Yaldoo” and together with HEP Investments, the “Reporting Persons”). Yaldoo is the manager and controlling member of HEP Investments. The Reporting Persons’ principal executive and business office is 2804 Orchard Lake Rd., Suite 202, Keego Harbor, MI 48302. Yaldoo is a citizen of the United States.

The principal business of HEP Investments is to make, hold and dispose of investments. The principal occupation of Yaldoo is to manage HEP Investments and a number of affiliated entities with similar businesses.

and (e). During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 221,773,179 shares in the aggregate. 56,629,542 shares of common stock are issuable upon conversion of certain promissory notes (including accrued interest) delivered to HEP Investments by the Company pursuant to the terms of that certain Loan Agreement, dated December 2, 2011, as amended and restated, between HEP Investments and the Company, wherein HEP Investments acts as administrative agent for Mr. Yaldoo and various third party participants (the “Loan”). Additionally, 60,996,001 shares are issuable upon the exercise of warrants issued to HEP Investments by the Company in connection with the Loan.

The Loan from HEP Investments was made by using its working capital, which working capital was funded partly by resources supplied from third party participants, and was made along with concurrent advances made by third party participants directly to the Company.

Item 4. Purpose of Transaction

On May 16, 2018, the Issuer delivered an Eleventh Amended and Restated Senior Secured Convertible Promissory Note to HEP Investments which is convertible into shares of common stock of the Issuer in accordance with the terms set forth therein, and is attached as Exhibit 99.1 (the “Convertible Note”).

HEP Investments acquired the shares, the convertible notes and the warrants for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may advance additional amounts to the Issuer as convertible debt or dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)Any material change in the present capitalization or dividend policy of the Issuer;

(f)Any other material change in the Issuer’s business or corporate structure;

(g)Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The following disclosure assumes that there are 398,736,506 shares of the Common Stock outstanding as of as February 11, 2020.

(a)For purposes of Rule 13d-3 promulgated under the Exchange Act, each of the Reporting Persons may be deemed to beneficially own 221,773,179 shares of the Common Stock, representing 42.95% the Issuer’s outstanding Common Stock, assuming that the Convertible Note is convertible at the conversion prices set forth in the Convertible Note and the warrants are exercisable at the prices set forth therein. Mr. Yaldoo is filing solely in his capacity as the manager and controlling member of HEP Investments and the filing of this Statement shall not be construed as an admission that either of the Reporting Persons is the beneficial owner of any securities covered by this Statement. Mr. Yaldoo disclaims beneficial ownership of the securities owned by HEP Investments, except to the extent of his pecuniary interest therein. The extent of such pecuniary interest cannot be determined at this time.

(b)By virtue of the relationships described in Item 2(a) above, each of HEP Investments and Mr. Yaldoo may be deemed to have shared voting and dispositive power with respect to 221,773,179 shares of the Common Stock.

(c)During the past 60 days, none of the Reporting Persons has effected any transactions relating to the shares of Common Stock.

(d)To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned by it.

(e)Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As set forth in Item 4 above.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description
99.1

Eleventh Amended and Restated Senior Secured Convertible Promissory Note dated May 16, 2018 delivered by the Issuer to HEP Investments and filed by the Issuer on May 18, 2018 as Form 8-K - Exhibit 10.2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2020

HEP Investments LLC, a Michigan limited liability company

By: /s/ Laith Yaldoo

Name: Laith Yaldoo

Title: Manager

LAITH YALDOO

By: /s/ Laith Yaldoo

Name: Laith Yaldoo

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).